Filed by Constellation Energy Group, Inc.
(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
FPL Group, Inc.
(Commission File No. 1-008841)

Baltimore Gas and Electric Files Comprehensive Plan to Help Customers Manage July 1 Rate Increase

Customers Who ‘Opt-In’ to Plan Could Initially Limit
Typical Residential Increase to $13 Per Month

BALTIMORE, April 20 /PRNewswire-FirstCall/ — Constellation Energy (NYSE: CEG) today announced that its subsidiary, Baltimore Gas and Electric Company, has filed a comprehensive rate stabilization plan with the Maryland Public Service Commission (PSC) that would allow BGE’s residential electric customers to reduce and defer the pending July 1 rate increase.

“After many weeks of discussions about a very complex issue, we believe that we have reached a positive solution for our customers,” said Mayo A. Shattuck, chairman and president of Constellation Energy, BGE’s parent company. “The rate stabilization plan is optional; it provides the time for customers to plan for the inevitable impact of a global energy crisis.”

If approved by the PSC, the plan would allow BGE customers to select or “opt-in” to a rate stabilization program that would reduce the initial increase and spread out the remainder. Those who opt-in would see a rate increase of 19.4 percent July 1.

While the dollar amount of the actual increase would vary depending on usage, a typical BGE residential customer (830 kilowatt hours monthly) who opts-in to the plan would see an increase of about $13 per month. On June 1, 2007, opt-in customers would receive a projected 25 percent increase, and move to market rates on Jan. 1, 2008. The deferred amount of the rate increase would be repaid through May 2009; limited-income customers would have an additional year to repay the deferred amount, through May 2010.

“BGE residential customers have been paying rates 6.5 percent below those in 1993, and we’ve always been sensitive to the hardship our customers could face when the state-mandated rate caps expired,” said Kenneth W. DeFontes, president of BGE and senior vice president, Constellation Energy. “Like all utilities nationwide, we’ve been impacted by the realities of the global energy marketplace and we needed to develop a solution that preserved the financial integrity of BGE so we can respond to storms and invest in our network. The plan we filed with the PSC today achieves both goals - customers have an option to initially lower their bills and we’re also maintaining adequate levels of funding so we can continue providing our 1.2 million customers with safe and reliable service.”

The rate stabilization plan will be subject to public review at the PSC in the days ahead. While details of the enrollment process are still being finalized, it is anticipated that the customer sign-up period to opt-in would begin around May 15, pending PSC approval.

BGE will conduct a comprehensive communications program to inform customers of the plan and payment options, including direct mail, extensive newspaper and radio advertising, in-person community meetings, and enhanced online and customer service support.

“We will make every effort to educate and inform our customers and to make the sign-up process as simple as possible,” said DeFontes. “Customers will have both the time and the factual information they need to decide if they want to opt-in to the program.”

Even after the price moves to market rate in July, BGE’s total rate for electricity will be lower than those at many utilities serving the Mid- Atlantic and most of the Northeast.

The plan filed with the PSC today is not contingent upon Constellation Energy’s proposed merger with FPL Group, Inc. But the merger could still greatly benefit BGE customers. In the final days of the 2006 Maryland General Assembly session, Constellation Energy reached an agreement with the Governor and legislative leaders that would have provided $600 million in benefits to BGE customers, spread over 10 years. A bill including that proposal died on the Senate floor in the final moments of the session, but Constellation Energy is standing by this offer and will contribute $600 million over 10 years to help lower rates for all residential customers, including those who opt-in to the rate stabilization plan, subject to the close of its merger with FPL Group.

BGE (http://www.bge.com) delivers electricity and natural gas to approximately 1.2 million electric and approximately 620,000 gas customers throughout Central Maryland. Constellation Energy (http://www.constellation.com), a FORTUNE 200 company with 2005 revenues of $17.1 billion, is the nation’s largest competitive supplier of electricity to large commercial and industrial customers and the nation’s largest wholesale power seller. Constellation Energy also manages fuels and energy services on behalf of energy intensive industries and utilities. It owns a diversified fleet of more than 100 generating units located throughout the United States, totaling approximately 12,000 megawatts of generating capacity.

Additional Information

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. or Constellation Energy. Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, INC., CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group Shareholder Services (700 Universe Blvd., P.O. Box

14000, Juno Beach, FL 33408-0420), or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers of FPL Group and Constellation Energy and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group’s directors and executive officers is available in its proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement, can be found in FPL Group’s filing on Form 10-Q dated Aug. 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements. This filing includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger between Constellation Energy Group, Inc. (Constellation) and FPL Group, Inc. (FPL), the likelihood and timing of closing of the proposed merger, integration plans, expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “estimated,” “may,” “plan,” “potential,” “projection,” “target,” “outlook”) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL or Constellation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL and Constellation. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither Constellation nor FPL undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.